CUSIP No. 060003100	Page 1 of 3 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20552

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

The Middleton Doll Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

060003100
(CUSIP Number)

Phillip J. Hanrahan
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202
(414) 297-5645
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 060003100	Page 2 of 3 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) George R. Schonath
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS BK; PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 23,452
BENEFICIALLY OWNED	8	SHARED VOTING POWER -0-
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 23,452
PERSON WITH:	10	SHARED DISPOSITIVE POWER -0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,452
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 060003100	Page 3 of 3 Pages

Introduction

        This statement on Schedule 13D/A (the “Statement”) amends Item 5 of the Schedule 13D filed on February 5, 2001 by George R. Schonath with respect to the beneficial ownership of shares of common stock, 6-2/3 cents par value per share (the “Common Stock”), of The Middleton Doll Company, a Wisconsin corporation (the “Issuer”).

Item 5. Interest in Securities of the Issuer

        To the best of Mr. Schonath’s knowledge based on information obtained from the Issuer, the aggregate number of shares of Common Stock of the Issuer outstanding as of February 28, 2006, is 3,727,589 shares.

    (a)        George R. Schonath beneficially owns a total of 23,452 shares of Common Stock of the Issuer.

    (b)        George R. Schonath has sole voting and dispositive power over 23,452 shares of Common Stock of the Issuer.

    (c)        During the past sixty (60) days, Mr. Schonath did not engage in any transactions regarding the Common Stock of the Issuer.

    (d)        None.

    (e)        On June 30, 2003, Mr. Schonath ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 7, 2006

/s/ George R. Schonath
George R. Schonath